James J. Moloney Direct: +1 949.451.4343 Fax: +1 949.475.4756 JMoloney@gibsondunn.com

April 28, 2014

VIA EDGAR AND OVERNIGHT

DELIVERY

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sotheby’s (the “Company”)

Definitive Soliciting Materials filed on Schedule 14A

Filed April 14, 2014 and April 21, 2014 by Third Point LLC et al.

File No. 001-09750

Dear Mr. Panos:

On behalf of our client, Third Point LLC (“Third Point”), we are writing in response to the comment letter, dated April 21, 2014 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Third Point’s above-referenced Definitive Soliciting Materials filed on Schedule 14A, filed with the Commission on April 14, 2014 (the “Investor Presentation”) and April 21, 2014 (the “Letter to Stockholders”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by Third Point’s responses to each comment.

Response to Staff Comments

Definitive Soliciting Materials filed on Schedule 14A Filed April 14, 2014

Third Point Overview | Third Point Highlights

Successful Activist Investor, page 4

1. Comment: As noted in our prior comment 1, the participants should avoid making statements about matters that go beyond the scope of what is reasonably supported by any

Mr. Nicholas P. Panos

April 28, 2014

factual foundation relied upon in support of statements made in the solicitation materials. The article entitled “Activist Investors are Good for the Stock Price” does not appear to highlight the three Third Point investments noted in the first bullet point under this section. Further, it appears that this article was published through a source other than the cited “Bloomberg,” is titled “Predators are Good for Stocks.” Please advise us of the correct source and title, and to the extent different from what has been filed, please correct the record in the next filing made in connection with this solicitation.

Response: Third Point acknowledges the Staff’s comment and notes that the correct source is a Bloomberg infographic titled “Activities Beat S&P 500 in 48 Percent Gain for Shareholders” which was published on March 31, 2014 and can be found at: http://www.bloomberg.com/infographics/2014-03-31/activists-beat-s-p-500-in-48-percent-gain-for-shareholders.html. As the Staff requests, Third Point has revised the disclosure on Page 4 of the Investor Presentation to correct the record so that the relevant bullet point states: “Bloomberg recently highlighted how three Third Point activist investments (Yahoo!, CF Industries, Murphy Oil) delivered returns for public shareholders that beat the S&P 500 in an infographic entitled ‘Activists Beat S&P 500 in 48 Percent Gain for Shareholders.’” The corresponding citation now reads: “Bloomberg infographic ‘Activists Beat S&P 500 in 48 Percent Gain for Shareholders’ from March 31, 2014.” The revised slide was filed on April 24, 2014.

Sotheby’s Potential, page 25

2. Comment: The inclusion of asset, earnings, and expense valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of these projected valuations should therefore be accompanied by disclosure that facilitates security holders’ understanding of the basis for and limitations of such estimates. For example, advise us how the “modest improvements” included in the pro forma assessment were estimated and how it was determined that earnings per share would have increased by over $2 had these improvements been implemented. In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Response: Third Point acknowledges the Staff’s comments and confirms that, in its disclosure of the “modest improvements” estimates included in the pro forma assessment on page 25 of the Investor Presentation and its commentary on such estimates, it was aware of, considered and believe it did adhere to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980) which indicates that valuations in soliciting materials are appropriate when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations

Mr. Nicholas P. Panos

April 28, 2014

on the projected realizable values. To address more fully the Staff’s comment, we discuss in greater detail certain key assumptions underlying the “modest improvements” pro forma estimates presented:

•	Aggregate Auction Sales at the Same Level as Christie’s. The first pro forma estimate presented was that the Company could generate the same amount of aggregate auction sales as Christie’s, its biggest competitor. The Company has firmly maintained and touted that it holds 50% of the share of the market with its traditional competitor, Christie’s. Therefore, Third Point believes it is a fair assumption that the Company is able to generate as much sales as Christie’s. In addition, historically, the Company has actually generated a higher level of sales than Christie’s, demonstrating that there is no structural issue preventing the Company from doing so again. Finally, the art market is extremely large, estimated at approximately 47.4 billion Euro in 2013, so generating the same amount of auction sales as Christie’s would be equivalent to securing only another approximately 1% of the art market, which Third Point believes is a very reasonable and attainable task.

•	Auction Commissions Margin Up 100 bps. The second pro forma estimate presented was that the Company could have increased its auction commissions margin in 2013 by 100 basis points. The auction commissions margin was just 15.9% in 2013, and such margin has been steadily falling over the past several years (as illustrated on page 20 of the Investor Presentation) from 16.3% just the previous year and from 20.7% in 2009. Third Point sees no reason why the margin should be steadily decreasing from historical levels. Furthermore, prices were raised in 2013, which, based on management commentary, should have increased margins approximately 200 to 360 basis points. Third Point believes that, given the historical figures, and given that prices have actually been raised recently, an increase of the auction commissions margin of 100 basis points is extremely modest and very attainable. It seems that, instead of increasing its auction commissions margin with the upside resulting from increased prices, the Company shared all of the upside with sellers. Finally, based on the Company’s fee structure, theoretical margins in a transaction should be approximately 10% from the seller and an additional 12% to 25% from the buyer, resulting in a total potential margin in the range of 22 to 35%, which is much higher than the approximately 17% that Third Point used in its pro forma estimate.

•

10% Reduction in Expenses. The third pro forma estimate presented was that the Company could have decreased expenses by 10%. Management reviewed its expenses and found 8% in savings in direct costs, marketing and G&A expenses, which expenses only account for half the Company’s total spend. In Third Point’s view, however, management did not conduct a thorough enough review of such expenses. More than

Mr. Nicholas P. Panos

April 28, 2014

half of the cost cuts came from cutting “outside” costs, including negotiating reductions in rates and reducing the scope of services on professional fees and the marketing budget, that Third Point does not believe substantively addressed core business inefficiencies. Third Point believes that what was required was a deeper look into expenses and cost savings - a review that tackled harder issues affecting the substantive business operations of the Company - and that in doing so, the Company should have been able to cut more costs. In addition, the Company did not even consider or implement any cost savings in the category of salaries and related costs at all, which accounts for the other half of the Company’s total spend. Third Point believes salaries and related costs should have been reviewed and accordingly reduced as well. Reasonably assuming the same level of inefficiencies exist in this category as it did in the categories of direct costs, marketing and G&A expenses, a 10% reduction in total costs was certainly attainable if the Company had attempted to go beneath the surface in implementing its cost savings program.

•	D&A and Interest & Other 4th Quarter 2013 Run Rates. The final pro forma estimate presented was that the Company’s 4th quarter 2013 run rate in the categories of D&A and Interest and Other expenses be applied towards the full year. Since Third Point’s pro forma analysis was meant to illustrate how much the Company could potentially be earning on a pro forma basis, Third Point adjusted D&A and Interest & Other Expenses using the 4th quarter 2013 run rate to take into account certain changes that took place during the year. For example, the Company repaid a significant portion of debt in the second quarter of 2013, which resulted in a significant drop in interest expense from $13 million in the first quarter to $12 million in the second quarter to $9 million in the third and fourth quarters. Also, D&A increased from $4.5 million in the first quarter to $5.2 million in the fourth quarter likely because of incremental investment in new space and IT infrastructure. Third Point believes it makes sense to conduct its pro forma analysis taking into account all of these changes.

The chart presented on page 25 of the Investor Presentation clearly illustrates how, with the conservative pro forma estimates explained above, the calculation of earnings per share resulted in $4.17 per share, versus the actual earnings per share of $1.94, resulting in an increase per share of more than $2 if these pro forma improvements had been implemented.

3. Comment: The participants appear to be utilizing non-GAAP financial measures in the pro forma. A reconciliation that complies with the requirements of Item 10 of Regulation S-K should have been included to the extent non-GAAP measures were presented. Please provide this reconciliation in the next filing made in connection with this solicitation, or advise.

Mr. Nicholas P. Panos

April 28, 2014

Response: Third Point acknowledges the Staff’s comment and respectfully disagrees with the Staff’s view that a reconciliation that complies with the requirements of Item 10 of Regulation S-K should have been included. We believe such requirements only apply to the registrant and management of the registrant, or in this case, the Company, but does not apply to Third Point, who is neither the registrant nor management of the registrant in this case. A review of the Final Rule release No. 33-8176 also confirms Third Point’s view, as the release itself states that the Commission is adopting “new rules and amendments to address public companies’ disclosure or release of certain financial information that is calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles (GAAP)” and that Regulation G “will require public companies to include, in that disclosure or release, a presentation of the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure.” Therefore, Third Point respectfully submits to the Staff that Item 10 of Regulation S-K does not apply to its disclosures as a stockholder.

Definitive Soliciting Materials filed on Schedule 14A Filed April 21, 2014

4. Comment: We note the statements that Mr. Loeb “and his team have compiled a cumulative net return for investors of 3,644% and generated net annualized returns of approximately 21.2%, more than doubling the S&P’s return over the same period with significantly less volatility.” With a view toward disclosure of the support upon which the participants relied to publish this statement, please provide us with a basis for this statement.

Response:

Third Point Partners L.P., which is Third Point’s oldest fund, has reported a compounded annualized return of approximately 21.2% from its formation in June 1995 through March 31, 2014, resulting in a cumulative net return for investors of 3,644%. The following chart sets forth Third Point Partners L.P.’s historical performance of net annualized returns compared against the S&P 500’s historical performance of net annualized returns, which provides the support for Third Point’s cited figures and illustrates that Third Point has more than doubled the S&P 500’s return over the same period with significantly less volatility.

Mr. Nicholas P. Panos

April 28, 2014

Year	Historical Performance of Third Point Partners L.P. (1)	Historical Performance of S&P 500 (2)
2014 (until 3/31/2014)	3.5%	1.8%
2013	26.0%	32.4%
2012	20.8%	16.0%
2011	-0.4%	2.1%
2010	41.7%	15.1%
2009	38.4%	26.5%
2008	-32.8%	-37.0%
2007	16.6%	5.5%
2006	15.0%	15.8%
2005	19.9%	4.9%
2004	30.2%	10.9%
2003	51.5%	28.7%
2002	-7.0%	-22.1%
2001	14.9%	-11.9%
2000	17.1%	-9.1%
1999	42.2%	21.0%
1998	6.6%	28.6%
1997	52.1%	33.4%
1996	44.3%	23.0%
1995 (from 6/1/1995)	37.0%	17.1%

(1)	Performance results are presented net of management fees, brokerage commissions, administrative expenses, and accrued performance allocation, if any, and include the reinvestment of all dividends, interest, and capital gains. While performance allocations are accrued monthly, they are deducted from investor balances only annually or upon withdrawal. The performance above represents fund-level returns, and is not an estimate of any specific investor’s actual performance, which may be materially different from such performance depending on fee arrangements, entry times into the fund and participation (or lack thereof) in special investments.
(2)	Total return figures obtained from PerTrac.

* * *

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned, James Moloney, at (949) 451-4343 or Eduardo Gallardo at (212) 351-3847.

Sincerely,

/s/ James J. Moloney

James J. Moloney

Mr. Nicholas P. Panos

April 28, 2014

Cc:	Luna Bloom, Securities and Exchange Commission
Josh Targoff, Third Point LLC
Eduardo Gallardo, Gibson, Dunn & Crutcher LLP